SEC FILE NUMBER 001-38964
CUSIP NUMBER 806870200

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Schmitt Industries, Inc.
Full Name of Registrant
Former Name if Applicable 2765 N.W. Nicolai Street
Address of Principal Executive Office (Street and Number) Portland, Oregon 97210
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Schmitt Industries, Inc. (the “Company”) is unable to file its Form 10-Q for the quarter ended August 31, 2020 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense due to the integration of the financial statements of Ample Hills (defined below). The Company completed the acquisition of the business of Ample Hills Holdings, Inc., Ample Hills Creamery, Inc. and their subsidiaries (collectively, “Ample Hills”) in the applicable quarter and is in the process of integrating the acquired business and its financial reporting with the Company’s procedures and systems. As a result, the Company is still in the process of compiling required information to complete the Form 10-Q and expects to file before October 30, 2020.

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PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jamie Schmidt	(503)	227-7908
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response to (3):

The changes in results of operations from the corresponding period for the last fiscal year will primarily relate to changes relating to the acquisition of Ample Hills in July 2020 (which was not reflected in the quarter ended August 31, 2019) and the sale of the Company’s Schmitt Dynamic Balance Systems business line in November 2019 (which will not be reflected in the quarter ended August 31, 2020). Currently, an estimate of the change in results of operations from the corresponding period for the last fiscal year cannot be made because the Company is still in the process of compiling its financial results for the quarter ended August 31, 2020.

Schmitt Industries, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 16, 2020	By	/s/ Jamie Schmidt
Name: Jamie Schmidt Title: Chief Financial Officer

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